UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

 Under the Securities Exchange Act of 1934
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA AUTOMOTIVE SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

16936R 10 5
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to:

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Chao Yang District, Beijing, 100004
People’s Republic of China
+(86) 10 6535-5699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,804
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,804
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0089%(2)
14.	TYPE OF REPORTING PERSON HC, CO
(1) Morgan Stanley may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Mr. Hanlin Chen and his affiliates who beneficially own 17,849,014 shares of Common Stock (as reported by Mr. Hanlin Chen and his affiliates as of May 16, 2017 in the Schedule 13D filed on May 16, 2017), of which (i) 13,322,547 shares of Common Stock were beneficially owned by Mr. Hanlin Chen; (ii) 1,502,925 shares of Common Stock were beneficially owned by Ms. Liping Xie, Mr. Hanlin Chen’s wife; and (iii) 3,023,542 shares of Common stock were beneficially owned by Wiselink Holdings Limited, a company controlled by Mr. Hanlin Chen. As discussed in Item 5 of this Schedule 13D, Morgan Stanley expressly disclaims beneficial ownership of any shares of Common Stock owned by Mr. Hanlin Chen.
(2) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 10, 2017 (as reported by the Company in the Form 10-Q filed on August 10, 2017).

INTRODUCTORY NOTE

This Schedule 13D is filed by Morgan Stanley (“MS”).  This Schedule 13D represents the initial statement on Schedule 13D filed by MS with respect to China Automotive Systems, Inc., a Delaware corporation  (the “Company”), with the United States Securities and Exchange Commission (the “SEC”).

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province, the People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND
(a) – (c)
MS, a Delaware corporation, is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The address of MS’s principal business office is 1585 Broadway, New York, New York 10036.

(d) – (e)
During the last five years, neither MS, nor, to the knowledge of MS, any of the persons listed on Schedule A, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B hereto.

(f)
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A attached hereto and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$75.18 million will be expended in acquiring 13,794,990 outstanding shares of Common Stock owned by stockholders of the Company other than the Chairman Parties (as described in Item 4 below) (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing.  The equity financing is expected to be provided in the form of rollover of existing equity interest in the Company by the Chairman Parties and cash contributions from the Consortium (as defined in the Item 4 below) and/or third party sponsors.  Debt financing, if used, will be primarily provided by third party financial institutions.

Additionally, MS may be deemed to have indirect beneficial ownership of the 2,804 Additional Shares (as defined in Item 5).  The MS Reporting Units (as defined in the footnote to Item 5) obtained the funds for such Additional Shares through internally generated and client-sourced funds.

ITEM 4.	PURPOSE OF TRANSACTION
On May 14, 2017, Mr. Hanlin Chen (“Mr. Chen”), Chairman and Chief Executive Officer of the Company, submitted a non-binding preliminary proposal (the “Chen Proposal”) to the board of directors of the Company (the “Board”) to acquire all of the outstanding shares of Common Stock of the Company not already beneficially owned by him and his affiliates in a going-private transaction.
Mr. Chen also requested that the Board approve, for purposes of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) that Mr. Chen and Chariot Company (Cayman) Limited (“NHPEA”), an affiliate of North Haven Private Equity Asia IV, L.P., could discuss and enter into a consortium agreement with each other, and jointly submit a proposal with respect to the Transaction (as defined below) to the Company.

On August 22, 2017, upon the recommendation of the special committee of the Board (the “Special Committee”), the Board, through a unanimous written consent in lieu of a special meeting, adopted resolutions that expressly permit Mr. Chen and his affiliates, including Wiselink Holdings Limited, a company controlled by Mr. Chen, and Ms. Liping Xie, his wife (collectively, the “Chairman Parties”), and NHPEA to, among other things, discuss and enter into a consortium agreement with each other and jointly submit a proposal with respect to the Transaction to the Special Committee, and approved that none of the Chairman Parties and NHPEA shall be deemed an “interested stockholder” of the Company under Section 203 of the DGCL by reason of forming a buyer group or submitting a joint proposal.
On August 30, 2017, NHPEA entered into a consortium agreement (the “Consortium Agreement”) with the Chairman Parties, pursuant to which these parties intend to cooperate in good faith to acquire all of the outstanding capital stock of the Company other than those shares beneficially owned by the Chairman Parties, through a going-private transaction (the “Transaction”).
On August 30, 2017, Chairman Parties and NHPEA (collectively, the “Consortium”) submitted a preliminary, non-binding proposal letter (the “Proposal”) to the Board, which superseded and replaced in its entirety the Chen Proposal.  In the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Company (other than the shares of Common Stock which will be rolled over in connection with the Transaction) for $5.45 per share in cash.  The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Company and (b) negotiate and execute definitive agreements with respect to the Transaction.  In the Proposal, members of the Consortium also stated that they expect that the Special Committee will consider the Proposal and make a recommendation to the Board.  Members of the Consortium will not move forward with the Transaction unless it is approved by the Special Committee, and the Transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders of the Company other than the Consortium members.
References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal themselves, which are attached hereto as Exhibit 7.01 and Exhibit 7.02, respectively, and are incorporated by reference as if set forth in their entirety.
If the Transaction is carried out and consummated, the Common Stock of the Company will no longer be traded on the Nasdaq Capital Market and the registration of the Common Stock of the Company under Section 12 of the Act is expected to be terminated.  No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated.  The Proposal provides that no binding obligation on the part of the Company or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.
NHPEA reserves the right to change its plans and intentions in connection with any of the actions discussed in this Item 4.  Any action taken by NHPEA may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Agreement.
As part of MS’s continuing evaluation of, and preservation of the value of their investment in, the Common Stock, subject to the terms of any agreements, arrangements and understandings with the Company and applicable laws, MS and its affiliates may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Company, members of the Board, other shareholders of the Company and other relevant parties, concerning matters with respect to MS and its affiliates’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Board, management or representatives of the Company, other shareholders of the Company and other persons or entities regarding the Company’s affairs.
Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to MS and its affiliates, conditions in the securities markets and general economic and industry conditions, MS and its affiliates may in the future take such actions with respect to their investment in the

Company as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4. Subject to the terms of any agreements, arrangements and understandings with the Company and applicable laws, MS may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with respect to the Common Stock, and/or continue to hold the Common Stock.
The MS Reporting Units (as defined in the footnote to Item 5) acquired the Additional Shares in the ordinary course of business for investment purposes.
Except as indicated above, MS has no plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER[1]
(a) – (b)	The following disclosure assumes that there are 31,644,004 shares of Common Stock outstanding as of August 10, 2017, as set forth in the Company’s Form 10-Q, filed on August 10, 2017.

The responses of MS to Rows (7) through (11) of the cover page of this Schedule 13D are incorporated herein by reference.  In addition, pursuant to Section 13(d)(3) of the Act, MS and Mr. Chen may, on the basis of the facts described elsewhere herein, be considered to be a “group”.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of the 17,849,014 shares of Common Stock beneficially owned by Mr. Chen and his affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
MS may be deemed to beneficially own an additional 2,804 shares of Common Stock (the “Additional Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Act, constitute approximately an additional 0.0089% of the outstanding shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of such Additional Shares beneficially owned by (i) any client accounts with respect to which the MS Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the MS Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the MS Reporting Units, for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c)
Except as set forth in Item 3 above and as set forth in Schedule C incorporated herein by reference, neither MS, nor to its knowledge, any of the directors and officers listed on Schedule A hereto has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)
Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by MS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by MS.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.
______________________________

[1]
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS and its subsidiaries and affiliates (collectively, “MS Group”).  This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS Group whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

Consortium Agreement.  The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) arranging financing, (iii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iv) engaging advisors and sharing certain expenses.  Upon a termination of the Consortium Agreement, the Consortium members will negotiate in good faith to extend its term.

To the best knowledge of MS, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between MS and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 7.01:	Consortium Agreement by and between the Chairman Parties and NHPEA, dated as of August 30, 2017 (filed herewith)

Exhibit 7.02:	Proposal from the Consortium to the Board, dated as of August 30, 2017 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2017

Morgan Stanley

By: /s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title

*James P. Gorman[1]	Chairman of the Board and Chief Executive Officer

*Erskine B. Bowles	Director

*Alistair Darling[2]	Director

*Thomas H. Glocer	Director

*Robert H. Herz	President of Robert H. Herz LLC

*Nobuyuki Hirano[3]	President and Chief Executive Officer of Mitsubishi UFJ Financial Group, Inc.

*Jami Miscik	Co-Chief Executive Officer and Vice Chair, Kissinger Associates, Inc.

*Dennis M. Nally	Director

*Hutham S. Olayan	President and director of The Olayan Group

*James W. Owens	Director

*Ryosuke Tamakoshi[4]	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.

*Perry M. Traquina	Director

*Rayford Wilkins, Jr.	Director

Jeffrey S. Brodsky	Executive Vice President and Chief Human Resources Officer

Eric F. Grossman	Executive Vice President and Chief Legal Officer

Keishi Hotsuki[5]	Executive Vice President and Chief Risk Officer

Colm Kelleher[6]	President

Jonathan M. Pruzan	Executive Vice President and Chief Financial Officer

Daniel A. Simkowitz	Head of Investment Management

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – Japan
4  Citizenship – Japan
5  Citizenship – Japan
6  Dual citizenship – England and Ireland
* Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.
(a) In October 2014, the Illinois Attorney General’s Office (“ILAG”) sent a letter to Morgan Stanley alleging that Morgan Stanley knowingly made misrepresentations related to Residential Mortgage Backed Securities purchased by certain pension funds affiliated with the State of Illinois and demanding that Morgan Stanley pay ILAG approximately $88 million.  On February 10, 2016, Morgan Stanley and ILAG reached an agreement to resolve the matter.
(b) On January 13, 2015, the New York Attorney General’s Office (“NYAG”) indicated that it intended to file a lawsuit related to approximately 30 subprime securitizations sponsored by Morgan Stanley.  NYAG indicated that the lawsuit would allege that Morgan Stanley misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act.  On February 10, 2016, Morgan Stanley and NYAG reached an agreement to resolve the matter.
(c) On February 10, 2016, Morgan Stanley reached an agreement with the United States Department of Justice, Civil Division and the United States Attorney’s Office for the Northern District of California, Civil Division (collectively, the “Civil Division”) to pay $2.6 billion to resolve certain claims that the Civil Division indicated it intended to bring against Morgan Stanley.
 (d) On July 23, 2014, the U.S. Securities and Exchange Commission (“SEC”) approved Morgan Stanley’s Offer of Settlement to resolve an investigation of certain subprime RMBS transactions sponsored and underwritten by Morgan Stanley in 2007.  Pursuant to the settlement, Morgan Stanley neither admitted nor denied the SEC’s findings but was charged with violating Sections 17(a)(2) and 17(a)(3) of the Securities Act, and agreed to pay disgorgement and penalties in an amount of $275 million.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock by the MS Reporting Units.  Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the Nasdaq Capital Market and other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems.

Trade Date	Purchase (P)/ Sale (S)	Per Unit Price (in US$)	Quantity
July 24, 2017	S	4.83	2400